Spansion Signs Foundry Agreement with SMIC

To Produce 300mm, 65nm MirrorBit® Products

Preliminary MOU Signed for SMIC to Manufacture and Sell MirrorBit Quad Solutions in China

BEIJING, China, and SUNNYVALE, Calif.– Oct. 24, 2007 – Spansion Inc. (NASDAQ:SPSN), the world’s largest pure-play provider of Flash memory solutions, today announced that it has intensified its focus in the China market by partnering with foundry leader, Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK).  Spansion will transfer its 65nm MirrorBit® technology to SMIC for foundry services on 300mm wafers in China.  SMIC and Spansion have also signed a preliminary memorandum of understanding which would allow SMIC to enter selected segments of the Flash memory market with a license to manufacture and sell 90nm and 65nm and potentially future Spansion MirrorBit® Quad products for the China content delivery market.

Spansion has been investing in China for over 10 years and is now a leading Flash memory provider to the top consumer electronics and wireless OEMs in the region. The investment started with the establishment by AMD, Spansion’s former parent company, of the Suzhou final manufacturing facility – now one of the world’s largest producers of memory Multi-chip Packages (MCPs). Since then, Spansion has added local design centers in Suzhou and Beijing, and sales and marketing offices in Beijing, Shanghai and Shenzhen. Through the foundry agreement with SMIC, Spansion will have wafer manufacturing capabilities in China.

“By partnering with SMIC, a leading foundry in China, we can better serve our customers, with products made in China for the China market,” said Bertrand Cambou, president and CEO of Spansion Inc.  “As a result of our team’s success, we have the opportunity to take our business to the next level and expand opportunities in this exploding region.”

As the market leader in China, SMIC provides a complete integrated circuit foundry solution to help its customers fulfill their China Strategy. SMIC has diversified its memory portfolio to include NAND Flash, NOR Flash, and Specialty DRAM as part of its growth strategy to enter potential market segments. SMIC has also announced development of 90nm 2Gb NAND Flash and 2Gb-TSOP products based on Saifun 2-bit-per-cell as well as the Quad NROM four-bit-per-cell technology, scheduled to enter commercial production as early as the fourth quarter, 2007.

“As Spansion has made strategic plans for the China market, SMIC has made great strides anticipating the growing Flash memory market. Our partnership with the NOR Flash memory technology leader fortifies these strategic synergies,” said Dr. Richard Chang, president and CEO of SMIC. “With the booming China consumer electronics market comes the opportunity to create and nurture the growth of various Flash memory services and markets. We look forward to collaborating with Spansion to manufacture its leading-edge MirrorBit technology and develop Flash-based content delivery applications.”

Spansion in China
Spansion has more than 1,300 employees in Greater China who continue to build momentum with the top OEMs, as demonstrated by the awards Spansion has received.  For the third consecutive year, Lenovo awarded Spansion Best Supplier for 2006 and Inventec, a leading ODM/OEM awarded Spansion Best Partner earlier this year.  Spansion’s other leading partners in the Greater China region include ARCA Technology Corporation and MediaTek, Inc., one of the world’s top ten fabless semiconductor companies for wireless communications and digital media solutions.  Spansion has a final manufacturing facility in Suzhou, one of the world’s largest memory producers of Multi-chip Packages (MCPs), design centers in Suzhou and Beijing and sales and marketing offices in Beijing, Shanghai and Shenzhen.

About Spansion
Spansion is a leading Flash memory solutions provider, dedicated to enabling, storing and protecting digital content in wireless, automotive, networking and consumer electronics applications. Spansion, previously a joint venture of AMD and Fujitsu, is the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory solutions. For more information, visit www.spansion.com.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.  For more information, please visit http://www.smics.com

Spansion®, the Spansion logo, MirrorBit®, MirrorBit® Eclipse™, ORNAND™, HD-SIM™ and combinations thereof, are trademarks of Spansion LLC in the U.S. and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Safe Harbor Statements for SMIC

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Contacts:

Joy Wu
Spansion China
86 10 13910591789

Michele Landry
Spansion Inc
408-616-1170

SMIC
Reiko Chang
Corporate Relations
TEL: +86 21 5080 2000 ext 10544
Email: Reiko_Chang@smics.com